SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)



                                 LAM LIANG CORP.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   51280T-10-0
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


    ADAM S. GOTTBETTER, 488 MADISON AVENUE, NEW YORK, NY 10022 (212) 400-6900
--------------------------------------------------------------------------------
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)


                                   MAY 5, 2006
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                    ----------------------------
     CUSIP NO. 51280T-10-0
--------------------------------                    ----------------------------

--------- ----------------------------------------------------------------------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          DARREN STEVENSON
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|(SEE ITEM 5)
                                                             (b) |X|
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------

   4      SOURCE OF FUNDS      OO (SEE ITEM 3)

--------- ----------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2 (e)
                                                                             |_|
--------- ----------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                CANADA
--------- ----------------------------------------------------------------------
       NUMBER OF
        SHARES            7    SOLE VOTING POWER          1,000,000 (SEE ITEM 5)
                         ----- -------------------------------------------------
     BENEFICIALLY
       OWNED BY           8    SHARED VOTING POWER        N/A
                         ----- -------------------------------------------------
         EACH
       REPORTING          9    SOLE DISPOSITIVE POWER     1,000,000 (SEE ITEM 5)
                         ----- -------------------------------------------------
      PERSON WITH         10   SHARED DISPOSITIVE POWER   N/A
------------------------ ----- -------------------------------------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                       1,000,000 ( SEE ITEM 5)
--------- ----------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                |_|
--------- ----------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              47.6%
--------- ----------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON                                      IN
--------- ----------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

            The title of the class of equity securities to which this statement relates is common stock, $.001 par value (the "Common Stock"), of Lam Liang Corp., a Nevada corporation (the "Company"). The address of the principal executive offices of the Company is Suite 328, 369 Rocky Vista Park Drive, Calgary, British Columbia, Canada, T365K7.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement on Schedule 13D is being filed by Darren Stevenson. His address is Suite 328, 369 Rocky Vista Park Drive, Calgary, British Columbia, Canada, T365K7.

            Mr. Stevenson is principally employed as President, Chief Executive Officer and Secretary of the Company.

            Mr. Stevenson is a citizen of Canada.

            During the last five years, Mr. Stevenson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Stevenson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Mr. Stevenson used his own funds to acquire the Company's Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

            Mr. Stevenson acquired the shares of Common Stock mentioned in the schedule for investment purposes.

            Mr. Stevenson entered into a Stock Option Agreement with the Company pursuant to which Mr. Stevenson will receive options to acquire up to 1,000,000 shares of the Company if the Company raises various sums of money. Under the Stock Option Agreement, Mr. Stevenson will immediately receive options to purchase up to 100,000 shares of Common Stock. Mr. Stevenson will receive additional options to purchase 200,000 shares of Common Stock on January 1, 2007, 200,000 shares of Common Stock if the Company conducts a placement of at least US$10,000,000 and 500,000 shares of Common Stock if the Company conducts a placement of at least US$50,000,000. All of the options, once vested, are exercisable at $2.00 per share. The Agreement anticipates that the Company will enact a 30:1 forward stock split, and the share amounts for which the options are exercisable are on a post-split basis. As a result, if all the options were granted under the Stock Option Agreement, they would represent 1,000,000 out of 63,000,000 shares, or 1.6%, if the forward stock-split were to occur as of today.

            Mr. Stevenson entered into an Employment Agreement (the "Employment Agreement") with the Company on April 22, 2006. The Employment Agreement provides Mr. Stevenson with $60,000 (Canadian) per annum, to be increased to $120,000 (Canadian) per annum in the event that the Company conducts a placement of it securities of at least US$50,000,000. The term of the Employment Agreement is for two years. Pursuant to the Agreement, Mr. Stevenson granted the Company a right to purchase his shareholding of 1,000,000 shares of Common Stock for $50,000 (the "Purchase Right").


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Mr. Stevenson is the direct and beneficial owner of 1,000,000 shares of the Common Stock, which represents approximately 47.6% of the issued and outstanding shares of the Company's Common Stock, based on 2,100,000 issued and outstanding.

            (b) Mr. Stevenson has the sole power to vote and the sole power to dispose of the 1,000,000 shares of Common Stock referred to in
                  Item 5 (a), with the exception of the Purchase Right acquired by the Company pursuant to the Employment Agreement.

            (c) Mr. Stevenson acquired 1,000,000 shares of Common Stock from Dr. Anchana Chayawatana on May 5, 2006. Pursuant to a Securities Purchase Agreement dated May 5, 2006 between Mr. Stevenson and Dr. Chayawatana, the shares were purchased at a price of $0.025 per share.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

            (e) Mr. Stevenson continues to be the beneficial owners of more than five percent of the outstanding Common Stock of the Company.

ITEM 6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS  WITH THE
            ISSUER.

            Other than the Purchase Right granted by the Company pursuant to the Employment Agreement, there is no contract, arrangement, understanding or relationship (legal or otherwise) between Reporting Person and the Company or any person with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            EXHIBIT A Employment Agreement, dated April 22, 2006, between Darren Stevenson and Lam Liang Corp.

            EXHIBIT B Stock Option Agreement, dated April 22, 2006, between Darren Stevenson and Lam Liang Corp.

            EXHIBIT C Securities Purchase Agreement, dated May 5, 2006, between Darren Stevenson and Dr. Anchana Chayawatana.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: May 6, 2006                          /s/ Darren Stevenson
                                            ------------------------------------
                                            Darren Stevenson

                                   EXHIBIT A

                              EMPLOYMENT AGREEMENT
                              --------------------

      EMPLOYMENT AGREEMENT dated as of the 15th day of April, 2006, between Lam Liang Corp., a Nevada corporation (the "the Company") and Darren R. Stevenson, an individual (the "Employee").

                                   WITNESSETH

      WHEREAS, Employee wishes to serve as President and Chief Executive Officer for the Company and the Company seeks to engage Employee on the terms and conditions set forth below.

      WHEREAS, the Company intends to cause Employee to be appointed to a seat on its Board of Directors.

      WHEREAS, simultaneously herewith Employee is entering into a Stock Purchase Agreement (the "Stock Purchase Agreement") with a shareholder of the Company pursuant to which, among other things, Employee is purchasing 1,000,000 shares of the common stock (the "Restricted Stock"), US$.001 par value (the "Common Stock"), of the Company for a purchase price of US$0.025 per share, or an aggregate purchase price of US$25,000.

      WHEREAS, Company intends to file an Information Statement (the "Information Statement" with the Securities and Exchange Commission (the "SEC") pursuant to which it shall (i) solicit the consent of its shareholders to amend its Articles of Incorporation to change its name to Blacksands Petroleum Inc. and to increase its authorized capitalization to 300,000,000 shares of Common Stock and (ii) announce the resignation of the current directors of the Company and the appointment of Employee and another individual as directors of the Company.

      WHEREAS, within 20 days after clearance of the Information Statement by the SEC the Company intends to declare a 30 for 1 stock split in the form of a dividend (the "Stock Split").

      WHEREAS, simultaneously herewith the Company and Employee are entering into a Stock Option Agreement (the "Option Agreement") pursuant to which Employee is being granted an option to purchase 1,000,000 shares of Common Stock, after giving effect to the Stock Split, under certain circumstances.

      NOW, THEREFORE, in consideration of the mutual covenants and premises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

      1. EMPLOYMENT. The Company hereby employs Employee and Employee accepts employment upon the terms and conditions of this Agreement. Employee shall devote Employee's full business time to Employee's duties in such capacity, and Employee shall engage in no other full or part-time positions, consulting arrangements or any other activities detracting from Employee's employment with the Company, except as expressly provided below. In addition to Employee's other duties, Employee shall at the request of the Company serve as an officer or director of any subsidiary of the Company, with such additional compensation as may be agreed to by the parties.

      Notwithstanding the foregoing, Employee shall be entitled to continue his current relationship with Bighorn Petroleum Ltd. ("Bighorn") until no later than August 31, 2006. During the period from the effective date hereof until August 31, 2006 (the "Interim Period"), Employee is permitted to devote approximately 25% of his time to the affairs of Bighorn. From and after the end of the Interim Period through the end of the Employment Period, as defined below, Employee shall devote his full business time to his duties hereunder, but may remain as a director of Bighorn.

      2. TERM.


            2.1 Initial Term. The Company hereby employs Employee and Employee hereby accepts employment for an initial term commencing as of April 15, 2006 (the "Commencement Date") and expiring on April 14, 2008 (the "Termination Date") unless sooner terminated or extended as hereinafter provided (the "Employment Period").

            2.2 Renewal. This Agreement will automatically be renewed on the terms set forth herein (unless the parties mutually agree to other terms) for successive one year periods unless either party provides the other party notice of its intent not to renew 60 days prior to the Termination Date of the original or renewed Employment Period.

            2.3 Review of Terms. The parties shall review the provisions of this Agreement in light of Employee's performance hereunder no later than April 15, 2007.

      3. POSITION AND DUTIES. During the Employment Period, Employee shall serve as President and Chief Executive Officer of the Company, reporting directly to the Board of Directors of the Company (the "Board"), with full executive power as Chief Executive Officer of the Company, subject to supervision of the Board consistent with its fiduciary duties and obligations under laws, with duties, authorities and responsibilities commensurate with such title and office. Employee's duties shall include, but not be limited to:


            3.1 Maintain an in-depth understanding of the background, environment and performance of the Company's business;


            3.2 With identified prospects, develop appropriate relationships with decision makers;


            3.3 Perform an effective bridging role representing the investment community to the Company and its operations;


            3.4 Develop the Company's business plans to an understanding of the investors needs and matching the Company's capabilities thereto;


            3.5 Co-ordinate appropriate service providers and propose products and services to meet the Company's needs;


            3.6 Lead the negotiation for new contracts, understanding and managing the risk for the Company within its established commercial terms and business/legal guidelines/ mandates;

            3.7 Deliver against specific financial and non-financial targets for allocated business units;


            3.8 Provide information to the Company on the latest heavy oil and regulatory developments and needs for new Strategy development;


            3.9 Understand the Company's market and obtain feedback on competitor activities; and


            3.10 Contribute to the development of the business team strategies by creating best practice and suggesting innovative/creative ideas.

      4. COMPENSATION; BENEFITS AND EXPENSES.

            4.1 Cash Component. As compensation for the services to be rendered hereunder, the Company shall pay to Employee an annual salary (the "Salary") of CDN$60,000 per annum, payable in monthly installments of CDN$5,000. The Salary shall increase to CDN$120,000, payable in monthly installments of CDN$10,000, upon the close of a public or private placements of the Company's securities resulting in gross proceeds of not less than US$50,000,000.

      In the discretion of the Board of Directors, Employee may receive bonus compensation with respect to any financings or strategic transactions introduced by Employee to the Company. No bonus compensation shall be awarded unless it is in full compliance with applicable legal and regulatory guidelines, including those of the SEC, the federal securities laws and the Nasdaq Stock Market.

      The Company shall use its commercially reasonable efforts to protect the interests of its shareholders and employees by adopting appropriate "anti-takeover" defenses.

            4.2 Benefits. Employee shall be eligible to participate in any life and health insurance and other benefit programs that the Company makes available to all its employees.

            4.3 Business Expenses. Employee will be reimbursed for reasonable business expenses actually incurred upon presentation of vouchers or other documents reasonably necessary to verify the expenditures and sufficient, in form and substance, to satisfy Internal Revenue Service requirements for such expenses.

            4.4 Option. Simultaneously herewith Employee is entering into the Option Agreement providing for the grant to Employee of options to purchase, after giving effect to the Stock Split, 1,000,000 shares of Common Stock for an exercise price of US$2 per share.

      5. NO COMPETITIVE ACTIVITIES; CONFIDENTIALITY; INVENTION


            5.1 General Restriction. Employee covenants and agrees that Employee will not, except on behalf of the Company, except as otherwise permitted by this Agreement, directly or indirectly, on Employee's own behalf or as a partner, officer, director, stockholder, member, employee, agent, consultant, or otherwise on behalf of any other person take any of the following actions or do any of the following things:

      (a) Competing Business. During the Employment Period (as extended by any renewals hereunder) and for a period of one year thereafter, serve as a director, employee or executive officer of a company that is engaged in the Provinces of Alberta or Saskatchewan in the business of heavy oil exploration and development.

      (b) Soliciting Customers. During the Employment Period (as extended by any renewals hereunder) and for a period of one year thereafter, attempt in any manner to solicit or accept from any customer of the Company, with whom the Company had significant contact during the Employment Period, business of the kind or competitive with the business done by the Company with such customer or to persuade or attempt to persuade any such customer to cease to do business or to reduce the amount of business which such customer has customarily done or is reasonably expected to do with the Company, or if any such customer elects to move its business to a person other than the Company, provide any services for, or have any discussions with, such customer, on behalf of such other person.

      (c) Persuading Customers. During the Employment Period (as extended by any renewals hereunder) and for a period of one year thereafter, persuade or attempt to persuade any customer of the Company to cease to do business or reduce its business with the Company or to do business of the kind or competitive with the business done by the Company with such customer with any other person.

      (d) Interfering with Other Relationships. During the Employment Period (as extended by any renewals hereunder) and for a period of one year thereafter, persuade or attempt to persuade any supplier or licensor of the Company to discontinue or reduce its business with the Company or otherwise interfere in any way with the business of the Company.

      (e) Employees. During the Employment Period (as extended by any renewals hereunder) and for a period of one year thereafter, attempt in any manner to solicit for employment, as an employee or for retainer as a consultant, or so employ or retain, any person who is then or at any time during the preceding six months was an employee of or consultant to the Company or persuade, entice or aid, or cooperate with any other person in persuading, enticing or aiding, or attempting to persuade, entice or aid, any employee of or consultant to the Company to leave the employ of the Company or to become employed as an employee or retained as a consultant by any person other than the Company.

            5.2 Confidentiality Agreement. The Company and Employee have entered into a Non-Disclosure Agreement, dated as of April 1, 2006 (the "NDA"). The NDA is hereby incorporated in its entirety into, and is an integral part of, this Agreement

            5.3 Remedies. The parties acknowledge that the legal remedies for a breach of any of the provisions of this Section 5 will be inadequate and that such provisions may be enforced by retraining order, injunction, specific performance or other equitable relief. Such equitable remedies shall be cumulative and in addition to any other remedies which the injured party or parties may have under applicable law, equity, this Agreement or otherwise. The prevailing party shall be entitled to recover its legal fees and expenses in any action or proceeding for breach of this Section 5.

            5.4 Public Policy/Severability. The parties do not wish to impose any undue or unnecessary hardship upon Employee following Employee's departure from the Company's employment. The parties have attempted to limit the provisions of this Section 5 to achieve such a result, and the parties expressly intend that all provisions of this Section 5 be construed to achieve this result. If, contrary to the effort and intent of the parties, any covenant or other obligation contained in this Section 5 is found not to be reasonably necessary for the protection of the Company, to be unreasonable as to duration, scope or nature of restrictions, or to impose an undue hardship on Employee, then it is the desire of the parties that such covenant or obligation not to be rendered invalid thereby, but rather that the duration, scope or nature of the restrictions be deemed reduced or modified, with retroactive effect, to render such covenant or obligation reasonable, valid and enforceable. The parties further agree that in the event a court, despite the efforts and intent of the parties, declares any portion of the covenants or obligations in this Section 5 invalid, the remaining provisions of this Section 5 shall nonetheless remain valid and enforceable.

      6. TERMINATION.

            6.1 Termination For Cause. Notwithstanding anything to the contrary in this Agreement, the Company shall have the right, subject to this Section 6, to terminate this Agreement "for cause", by giving Employee seven (7) days prior written notice to that effect, and Employee's right to further compensation and benefits hereunder, shall then immediately cease. Any termination by the Company under this paragraph "for cause" shall be without prejudice to Employee's right to receive all compensation and benefits owed to Employee through the effective date of termination. As used herein and throughout this Agreement, the term "for cause" shall mean (i) commission of a willful act of dishonesty which constitutes gross negligence in the course of Employee's duties hereunder, (ii) a material breach of this Agreement that constitutes gross negligence which is not cured within 30 days of receipt of notice thereof, (iii) a breach of Employee's representations, warrants and covenants contained herein which is not cured within 30 days of receipt of notice thereof, (iv) Employee's conviction of , or plea of no contest to, a criminal offense or crime constituting a felony or conviction in respect to any act involving fraud, dishonesty or moral turpitude resulting in detriment to Employer or reflecting upon Employer's integrity (other than traffic infractions or similar minor offenses) or (v) Employee's death or permanent disability. For purposes of this Agreement, "permanent disability" shall mean the inability of Employee to perform his duties to the Company on account of physical or mental illness for a period of three consecutive full months, or for a period of six full months during any 12-month period.

            6.2 Voluntary Termination. In the event Employee voluntarily terminates Employee's employment, Employee's right to further compensation and benefits hereunder shall then immediately cease. Any voluntary termination by Employer under this Section 6.3 shall be without prejudice to Employee's right to receive all compensation and benefits owed to Employee through the effective date of termination.

                  6.3 Options. As provided in the Option Agreement, upon termination of employment hereunder for any reason all unvested Options will become immediately void and of no further effect as of the date of termination of employment. Thereafter, Employee shall have 90 days to exercise any vested Options, after which period all unexercised Options shall become void and of no further effect.

      7. REPURCHASE OF RESTRICTED STOCK. Employee hereby grants the Company the right (the "Repurchase Right") to repurchase the Restricted Stock, at any time or from time to time, for a purchase price of $0.05 per share, or an aggregate purchase price of $50,000. The Company may exercise the Repurchase Right upon written notice to Employee, accompanied by the Purchase Price therefor. At the same time as such delivery, Employee shall duly convey and transfer the Restricted Stock to the Company.

      8. GOVERNING LAW. This Agreement shall be governed by the internal laws of the State of Nevada. Any action to enforce any term hereof shall be brought exclusively within the state or federal courts of Nevada to which jurisdiction and venue all parties hereby submit themselves.

      9. BINDING EFFECT. Except as otherwise herein expressly provided, this Agreement shall be binding upon, and shall inure to the benefit of the parties hereto, their respective heirs, legal representatives, successors and assigns.

      10. NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms hereof must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; or (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:


If to the Company:                        Lam Liang Corp.
                                          c/o Darren R. Stevenson
                                          Suite 328, 369 Rocky Vista Park Drive
                                          Calgary, B.C. T3G 5K7
                                          Telephone:   (403) 399-2836
                                          Facsimile:    (403) [insert]

with a copy to (which copy shall not      Gottbetter & Partners, LLP
constitute notice hereunder):             488 Madison Avenue, 12th Floor
                                          New York, New York 10022
                                          Attention: Adam S. Gottbetter, Esq.
                                          Telephone:    (212) 400-6900
                                          Facsimile:     (212) 400-6901


If to Employee:                           Darren R. Stevenson
                                          Suite 328, 369 Rocky Vista Park Drive
                                          Calgary, B.C. T3G 5K7
                                          Telephone:   (403) 399-2836
                                          Facsimile:    (403) [insert]
with a copy to (which copy shall not      Palkowski and Company Barristers &
constitute notice hereunder):             Solicitors
                                          Suite 703 - 938 Howe Street
                                          Vancouver, BC, Canada V6Z 1N9
                                          Telephone:   (604) 331.4422
                                          Facsimile:     (604) 331.4466

or to such other address as a party hereto may notify the other pursuant to this Section.

      11. ADDITIONAL DOCUMENTS. Each of the parties hereto agrees to execute and deliver, without cost or expense to any other party, any and all such further instruments or documents and to take any and all such further action reasonably requested by such other of the parties hereto as may be necessary or convenient in order to effectuate this Agreement and the intents and purposes thereof.

      12. COUNTERPARTS. This Agreement and any amendments hereto may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, binding on the parties and the signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

      13. ENTIRE AGREEMENT. This Agreement, together with the Stock Purchase Agreement, the NDA and the Option Agreement, contains the sole and entire agreement and understanding of the parties and supersedes any and all prior agreements, discussions, negotiations, commitments and understandings among the parties hereto with respect to the subject matter hereof. There are no representations, agreements, arrangements or understandings, oral or written, between or among the parties concerning the subject matter hereto, which are not fully expressed herein or in any supplemental written agreements of even or subsequent date hereof.

      14. SEVERABILITY. If any provision of this Agreement, or the application thereof to any person or circumstances, shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

      15. MODIFICATION. This Agreement cannot be changed, modified or discharged orally, but only if consented to in writing by both parties.

      16. CONTRACT HEADINGS. All headings of the Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement, and shall in no way affect the interpretation of any of the provisions of this Agreement.

      17. WAIVER. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

      18. REPRESENTATION OF EMPLOYEE. Employee, with the full knowledge that the Company is relying thereon, represents and warrants that Employee has not made any commitment inconsistent with the provisions hereof and that employee is not under any disability which would prevent Employee from entering into this Agreement and performing all of Employee's obligations hereunder.

      19. NO CONSTRUCTION AGAINST DRAFTING PARTY. The parties agree that this Agreement was jointly negotiated and jointly drafted by the parties and their respective attorneys, and that it shall not be interpreted or construed in favor of or against any party on the ground that said party or said parties' attorney drafted this Agreement.

                            [Signature page follows]

         IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

                                       LAM LIANG CORP.

                                       By:      /s/ Darren R. Stevenson
                                          --------------------------------------
                                                Name:  Darren Stevenson
                                                Office:  president


                                                /s/  Darren R. Stevenson
                                          --------------------------------------
                                                DARREN R. STEVENSON

                                   EXHIBIT B

                             STOCK OPTION AGREEMENT
                             ----------------------

      This Stock Option Agreement is made as of April 15, 2006 by and between Lam Liang Corp. (the "Corporation") and Darren R. Stevenson (the "Optionee").

                                    RECITALS

      A. Optionee is a director and an employee of the Corporation. In consideration of Optionee's serving as such, the Corporation's board of directors has agreed to grant stock options to the Optionee to purchase shares of the Corporation's common stock, $0.001 par value per share (the "Common Stock"). The stock options granted herein are not "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended.

      B. The Corporation is in the process of amending (the "Amendment)" its Articles of Incorporation to (i) change its name to Blacksands Petroleum Inc. and (ii) increase its authorized capitalization to 300,000,000 shares of Common Stock. Upon the approval of the Amendment by the Corporation's shareholders and the filing of the Amendment with the Secretary of State of the State of Nevada (the date of such filing is referred to as the "Effective Date"), the Corporation shall declare a 30 for one stock split in the form of a stock dividend (the "Stock Split"). All provisions of this Agreement assume the effectiveness of the Amendment on the Effective Date and the occurrence of the Stock Split.

NOW THEREFORE, specifically incorporating these recitals herein, it is agreed as follows:

                                    AGREEMENT


                                   SECTION 1
                                GRANT OF OPTIONS

      1.1 NUMBER OF SHARES. Subject to the terms and conditions of this Agreement, the Corporation grants to Optionee, Options to purchase from the Corporation 1,000,000 shares (the "Option Shares").

      1.2 EXERCISE PRICE. Each Option Share is exercisable, upon vesting, at a price of US$2.00 per share (the "Option Price").

      1.3 TERM. The Expiration Date for all Options shall be April 14, 2008.

      1.4 VESTING. The Options vest as follows:

            (a) 100,000 shall vest on the Effective Date;

            (b) An additional 200,000 Options shall vest upon the close of a private placement offering of the Corporation's securities resulting in gross proceeds of not less than US$10,000,000;

            (c) An additional 200,000 Options shall vest on January 1, 2007; and

            (d) An additional 500,000 Options shall vest upon the close of a public or private offering of the Corporation's securities resulting in gross proceeds of not less than US$50,000,000.

      1.5 CONDITIONS OF OPTION. The Options may be exercised immediately upon vesting, subject to the terms and conditions as set forth in this Agreement.

                                   SECTION 2
                               EXERCISE OF OPTION

      2.1 DATE EXERCISABLE. The Options shall become exercisable by Optionee in accordance with Section 1.4 above.

      2.2 MANNER OF EXERCISE OF OPTIONS AND PAYMENT FOR COMMON STOCK. The Options may be exercised by the Optionee, in whole or in part, by giving written notice to the Secretary of the Corporation, setting forth the number of Shares with respect to which Options are being exercised. The purchase price of the Option Shares upon exercise of the Options by the Optionee shall be paid in full in cash.

      2.3 STOCK CERTIFICATES. Promptly after any exercise in whole or in part of the Options by Optionee, the Corporation shall deliver to Optionee a certificate or certificates for the number of Shares with respect to which the Options were so exercised, registered in Optionee's name.

                                   SECTION 3
                               NONTRANSFERABILITY

      3.1 RESTRICTION. The Options are not transferable by Optionee.

                                   SECTION 4
                   NO RIGHTS AS SHAREHOLDER PRIOR TO EXERCISE

      4.1 Optionee shall not be deemed for any purpose to be a shareholder of Corporation with respect to any shares subject to the Options under this Agreement to which the Options shall not have been exercised.

                                   SECTION 5
                                   ADJUSTMENTS

      5.1 NO EFFECT ON CHANGES IN CORPORATION'S CAPITAL STRUCTURE. The existence of the Options shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustments, recapitalization, reorganization, or other changes in the Corporation's capital structure or its business, or any merger or consolidation of the Corporation, or any issue of bonds, debentures, preferred or preference stocks ahead of or affecting the Option Shares, or the dissolution or liquidation of the Corporation, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

      5.2 ADJUSTMENT TO OPTION SHARES. The Option Shares are subject to adjustment upon recapitalization, reclassification, consolidation, merger, reorganization, stock dividend, reverse or forward stock split and the like. If the Corporation shall be reorganized, consolidated or merged with another corporation, Optionee shall be entitled to receive upon the exercise of the Option the same number and kind of shares of stock or the same amount of property, cash or securities as Optionee would have been entitled to receive upon the happening of any such corporate event as if Optionee had been, immediately prior to such event, the holder of the number of Shares covered by the Option. Notwithstanding the foregoing, no adjustment shall be made to the Option Shares on account of the Stock Split.


                                    SECTION 6
                            TERMINATION OF EMPLOYMENT

      6.1 The parties acknowledge that they are parties to an Employment Agreement. If Optionee's employment under the Employment Agreement is terminated for any reason, all non-vested options received by Optionee hereunder will become immediately void and of no further effect as of the date of termination of employment. Further, Optionee may thereafter have 90 days to exercise all vested options following which time all such non-exercised options shall become void and of no further effect.

                                    SECTION 7
                               DISPUTE RESOLUTION

      7.1 AMICABLE NEGOTIATIONS. The parties agree that, both during and after the performance of their responsibilities under this Agreement, each of them shall:

            (a) make bona fide efforts to resolve any disputes arising between them by amicable negotiations, and

            (b) provide frank, candid and timely disclosure of all relevant facts, information and documents to facilitate those negotiations.

      7.2 EFFICIENT PROCESS. The parties further agree to use their best efforts to conduct any dispute resolution procedures herein as efficiently and cost effectively as possible.

      7.3 MEDIATION. The parties agree to attempt to resolve all disputes arising out of or in connection with this contract, or in respect of any defined legal relationship associated with it or from it, by mediated negotiation with the assistance of a neutral person appointed by the British Columbia International Commercial Arbitration Centre administered under its Mediation Rules.

      7.4 ARBITRATION. If the dispute cannot be settled within thirty (30) days after the mediator has been appointed or such lesser or longer period otherwise agreed to in writing by the parties, the dispute shall be referred to and finally resolved by arbitration administered by the British Columbia International Commercial Arbitration Centre, pursuant to its Rules and applying Nevada law.

      In the absence of any written agreement otherwise, the place of arbitration shall be Vancouver, British Columbia.

      7.5 ALL DISPUTES. Except where otherwise specified in this Agreement, any and all disputes between or among the parties to this Agreement arising under, out of or in any way relating to this Agreement, including the execution, delivery, validity, enforceability, performance, breach, discharge, interpretation and construction of it will be determined under this section.


                                    SECTION 8
                            MISCELLANEOUS PROVISIONS

      8.1 NOTICES. Any notice that a party may be required or permitted to give to the other shall be in writing, and may be delivered personally, by overnight courier or by certified or registered mail, postage prepaid, addressed to the parties at their current principal addresses, or such other address as either party, by notice to the other, may designate in writing from time to time.

      8.2 LAW GOVERNING. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

      8.3 TITLES AND CAPTIONS. All section titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor effect the interpretation of this Agreement.

      8.4 ENTIRE AGREEMENT. This Agreement contains the entire understanding between the parties and supersedes any prior understandings and agreements between them respecting the subject matter of this Agreement.

      8.5 AGREEMENT BINDING. This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

      8.6 PRONOUNS AND PLURALS. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural as the identity of the person or persons may require.

      8.7 FURTHER ACTION. The parties hereto shall execute and deliver all documents, provide all information and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of the Agreement.

      8.8 PARTIES IN INTEREST. Nothing herein shall be construed to be to the benefit of any third party, nor is it intended that any provision shall be for the benefit of any third party.

      8.9 SAVINGS CLAUSE. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

      8.10 DOLLARS. All references to $ or dollars in this Agreement are to the United States dollar.


                            [Signatures on Next Page]

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

LAM LIANG CORP.


By:          /s/  Darren R. Stevenson
   -----------------------------------------------
   Name:     Darren Stevenson
   Title:    President

The undersigned Optionee hereby acknowledges receipt of an executed original of this Stock Option Agreement, accepts the Options granted thereunder, and agrees to the terms and conditions thereof.

OPTIONEE


      /s/ Darren R. Stevenson
--------------------------------------------------
Darren R. Stevenson

                                 LAM LIANG CORP.

                       NOTICE OF EXERCISE OF STOCK OPTION

The undersigned hereby exercises the Stock Options granted by Lam Liang Corp. and seeks to purchase ____________________ shares of Common Stock of the Corporation pursuant to said Options. The undersigned understands that this exercise is subject to all the terms and provisions of the Stock Option Agreement dated as of April 15, 2006.


Enclosed is a check in the sum of $_____________________ in payment for such shares.




-------------------------------------------
Signature of Optionee




Date:
       ------------------------------------

                                   EXHIBIT C

                          SECURITIES PURCHASE AGREEMENT
                          -----------------------------



      THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), dated as ofMay 5, 2006, by and among Darren R. Stevenson ("Buyer"); Karen A. Batcher, Batcher Zarcone & Baker, LLP as escrow agent for Seller (as defined herein) ("Escrow Agent"); and Anchana Chayawatana ("Seller").


                                   WITNESSETH:

      WHEREAS, Buyer and Seller are executing and delivering this Agreement in reliance upon an exemption from securities registration pursuant to Sections 4(1) and 4(2) as promulgated by the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"); and

      WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, Seller shall transfer and sell an aggregate of
1,000,000 restricted shares (the "Shares") of common stock of Lam Liang Corp. (the "Company") owned by Seller to Buyer. The total purchase price for the Shares shall be Twenty-Five Thousand Dollars ($25,000), (the "Purchase Price"); and

      WHEREAS, Twenty-Five Thousand Dollars ($25,000) of the Purchase Price has been previously delivered by Buyer to Escrow Agent on behalf of Buyer, as a refundable good faith deposit (the "Deposit"); and

      WHEREAS, the Purchase Price will be paid to Seller in consideration of Seller's delivery of the Shares owned by Seller.

      NOW, THEREFORE, in consideration of the mutual covenants and other agreements contained in this Agreement Seller, Buyer and Escrow Agent hereby agree as follows:

      1. PURCHASE AND SALE OF THE SHARES.

            (a) Purchase of Shares. Subject to the satisfaction (or waiver) of the terms and conditions of this Agreement, Buyer agrees to purchase at Closing (as defined herein below), and Seller agrees to sell and transfer to Buyer at Closing, the Shares. At Closing, Buyer shall instruct Escrow Agent to transfer and amount equal to the Purchase Price, in same-day funds for the benefit of Seller pursuant to Seller's wiring instructions to Escrow Agent.

            (b) Closing Date. The Closing of the purchase and sale of the Shares shall take place as soon as is practicable after the execution of this Agreement, subject to notification of satisfaction of the conditions to the Closing set forth herein and in Sections 5 and 6 below (the "Closing Date").

            (c) Delivery of Shares by Seller. At the Closing, Seller shall instruct Escrow Agent to deliver 1,000,000 Shares owned by Seller to Buyer for the benefit of Buyer. In consideration thereof, Buyer will direct that the Purchase Price be paid at Closing to Seller.

      2. BUYER'S REPRESENTATIONS AND WARRANTIES.

      Buyer represents and warrants:

            (a) Investment Purpose. Buyer is acquiring the Shares for his own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, Buyer reserves the right to dispose of the Shares at any time in accordance with or pursuant to an effective registration statement covering such Shares, or an available exemption under the Securities Act.

            (b) Accredited Investor Status. Buyer is an "Accredited Investor" as that term is defined in Rule 501(a)(3) of Regulation D.

            (c) Reliance on Exemptions. Buyer understands that the Shares are being offered and sold to Buyer in reliance on specific exemptions from the registration requirements of United States federal and state securities laws, and that Seller is relying in part upon the truth and accuracy of, and Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of Buyer to acquire such securities.

            (d) Information. Buyer and his advisors and counsel, if any, have been furnished with all materials relating to the business, finances and operations of the Company and information they deemed material to making an informed investment decision regarding the purchase of the Shares which have been requested by them. Buyer and his advisors and counsel, if any, have been afforded the opportunity to ask questions of the Company and its management. Neither such inquiries nor any other due diligence investigations conducted by Buyer or his advisors or representatives shall modify, amend or affect Buyer's right to rely on Seller's representations and warranties contained in Section 3 below. Buyer understands that Buyer's investment in the Shares involves a high degree of risk. Buyer is in a position regarding the Company, which, based upon economic bargaining power, enabled and enables Buyer to obtain information from the Company in order to evaluate the merits and risks of this investment. Buyer has sought such accounting, legal and tax advice, as Buyer has considered necessary to make an informed investment decision with respect to its acquisition of the Shares on his own behalf.

            (e) No Governmental Review. Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares, nor have such authorities passed upon or endorsed the merits of the Shares.

            (f) Transfer or Resale. Buyer understands that the Shares have not been and are not being registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, or (B) Buyer shall have delivered to the Company an opinion of counsel, in a generally acceptable form, to the effect that such securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration requirements; (ii) any sale of such securities made in reliance on Rule 144 under the Securities Act (or a successor rule thereto) ("Rule 144") may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of such securities under circumstances in which Seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register such securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

            (g) Legends. Buyer understands that the certificates representing the Legended Shares shall bear restrictive legends in substantially the following form (and a stop transfer order may be placed against transfer of such stock certificates):

            THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIRED SOLELY FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARD RESALE AND MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS.



            (h) Authorization, Enforcement. This Agreement has been duly and validly authorized, executed and delivered by Buyer and is a valid and binding agreement of Buyer enforceable in accordance with its terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

            (i) Receipt of Documents. Buyer and its counsel has received and read in his entirety: (i) this Agreement and each representation, warranty and covenant set forth herein; (ii) all due diligence and other information necessary to verify the accuracy and completeness of such representations, warranties and covenants; and (iii) it has received answers to all questions Buyer submitted to the Company regarding an investment in the Company; and Buyer has relied on the information contained therein and has not been furnished any other documents, literature, memorandum or prospectus.

            (j) No Legal Advice from the Company. Buyer acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. Buyer is relying solely on such counsel and advisors and not on any statements or representations of Seller, or any of his representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.



      3. REPRESENTATIONS AND WARRANTIES OF SELLER.

      Seller represents and warrants to Buyer as follows:

            (a) Organization and Qualification. The Company has no subsidiaries, other than Maha San Lam Liang Co., Ltd., a corporation formed in accordance with the Foreign Business Act, B.E. 2542 of Thailand, Nonthaburi Province (the "Subsidiary"). The Company and its Subsidiary are corporations duly organized and validly existing in good standing under the laws of the jurisdictions in which they are organized, and have the requisite corporate or other power to own their properties and to carry on their businesses as now being conducted. The Company and its Subsidiary are duly qualified as foreign corporations to do business and are in good standing in every jurisdiction in which the nature of the business conducted by them makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect, as defined below.

            (b) Authorization,  Enforcement,  Compliance with Other Instruments.
(i) Seller has the requisite power and authority to enter into and perform this Agreement, and any related agreements (collectively the "Transaction Documents") and Seller has the requisite authority to transfer and sell the Shares in accordance with the terms hereof and thereof, (ii) the execution and delivery of the Transaction Documents by Seller and the consummation of the transactions contemplated hereby, including, without limitation, the transfer and sale of the Shares by Seller, have been duly authorized and no further consent or authorization is required, (iii) the Transaction Documents have been duly executed and delivered by Seller, (iv) the Transaction Documents constitute the valid and binding obligations of Seller enforceable against Seller in accordance with his terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies.

            (c) Capitalization. The authorized capital stock of the Company consists of 75,000,000 Common Shares, $0.001 par value per share. As of the date hereof and at the Closing, the Company has and will have 2,100,000 common shares issued and outstanding. Of such common shares, 1,000,000 are restricted and contain restrictive legends and 1,100,000 are free trading and contain no restrictive legends. All of the outstanding shares of common stock of the Company have been validly issued and are fully paid and nonassessable. No shares of Common Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. As of the date of this Agreement and the Closing, except as set forth in Schedule 2(c) hereof
(i) there are and will be no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company, (ii) the Company has and will have no liabilities and there are and will be no outstanding debt securities and (iii) there are and will be no agreements or arrangements under which the Company is obligated to register the sale of any of its securities under the Securities Act and (iv) there are and will be no outstanding registration statements and there are and will be no outstanding comment letters from the SEC or any other regulatory agency. There are and will be no securities or instruments containing anti-dilution or similar provisions that will be triggered by the sale of the Shares as described in this Agreement. No co-sale right, right of first refusal or other similar right exists with respect to the Shares. The sale of the Shares will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities. The Company has furnished to Buyer true and correct copies of the Company's Articles of Incorporation, as amended and as in effect on the date hereof (the "Articles of Incorporation"), and the Company's By-laws, as amended, and as in effect on the date hereof (the "By-laws").

            (d) Due Authorization. The Shares have been duly authorized, fully paid and are nonassessable, are free from all taxes, liens and charges with respect to the issue thereof.

            (e) No Conflicts.  The  execution,  delivery and  performance of the
Transaction Documents by Seller and the consummation by Seller of the transaction contemplated hereby will not (i) result in a violation of the Certificate of Incorporation or the By-laws or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or the Subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the NASD OTC Bulletin Board on which the Common Stock is quoted) applicable to the Company or the Subsidiaries or by which any property or asset of the Company or the Subsidiaries is bound or affected. The Company and the Subsidiaries are not in violation of any term of or in default under his respective Articles of Incorporation or By-laws or his organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or the Subsidiaries. The businesses of the Company and the Subsidiaries are not being conducted, and shall not be conducted in violation of any material law, ordinance, or regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, the Company, including the Subsidiaries, and Seller are not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of his obligations under or contemplated by this Agreement in accordance with the terms hereof or thereof. All consents, authorizations, orders, filings and registrations which the Company, including the Subsidiaries, or Seller are required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof. The Company is unaware of any facts or circumstances, which might give rise to any of the foregoing.

            (f) Financial Statements. As of its respective dates, all of the financial statements of the Company filed with the Securities and Exchange Commission (the "Financial Statements") complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such Financial Statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and, fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to Buyer including, without limitation, information referred to in this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

            (g) Absence of Litigation. Except as set forth in Schedule 2(g) hereof, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, including the Subsidiary.

            (h) Employee Relations. The Company, including its Subsidiary, is not involved in any labor dispute nor, to the knowledge of the Company, is any such dispute threatened. None of the Company's and its Subsidiary's employees is a member of a union.

            (i) Intellectual Property Rights. The Company, including its Subsidiary, owns or possesses adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct its businesses as now conducted. Seller does not have any knowledge of any infringement by the Company, or its Subsidiary, of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company there is no claim, action or proceeding being made or brought against, or to Seller's knowledge, being threatened against, the Company or its Subsidiary regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company is unaware of any facts or circumstances which might give rise to any of the foregoing.

            (j) Environmental Laws.

                  (i) The Company, including its Subsidiary, has complied with all applicable Environmental Laws (as defined below), except for violations of Environmental Laws that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the assets, business, condition (financial or otherwise), results of operations or future prospects of the Company (a "Material Adverse Effect"). There is no pending or, to the knowledge of Seller, threatened civil or criminal litigation, written notice of violation, formal administrative proceeding, or investigation, inquiry or information request, relating to any Environmental Law involving the Company or its Subsidiary. For purposes of this Agreement, "Environmental Law" means any federal, state or local law, statute, rule or regulation or the common law relating to the environment or occupational health and safety, including without limitation any statute, regulation, administrative decision or order pertaining to (i) treatment, storage, disposal, generation and transportation of industrial, toxic or hazardous materials or substances or solid or hazardous waste; (ii) air, water and noise pollution; (iii) groundwater and soil contamination; (iv) the release or threatened release into the environment of industrial, toxic or hazardous materials or substances, or solid or hazardous waste, including without limitation emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine life and wetlands, including without limitation all endangered and threatened species; (vi) storage tanks, vessels, containers, abandoned or discarded barrels, and other closed receptacles; (vii) health and safety of employees and other persons; and (viii) manufacturing, processing, using, distributing, treating, storing, disposing, transporting or handling of materials regulated under any law as pollutants, contaminants, toxic or hazardous materials or substances or oil or petroleum products or solid or hazardous waste. As used above, the terms "release" and "environment" shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA").

                  (ii) To the knowledge of Seller there is no material environmental liability with respect to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by the Company or by any of its Subsidiary.

                  (iii) To the knowledge of Seller, the Company, including its Subsidiary, (i) has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its respective business and
(iii) is in compliance with all terms and conditions of any such permit, license or approval.

            (k) Title. Any real property and facilities held under lease by the Company, including its Subsidiary, are held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company.

            (l) Regulatory Permits. The Company, including its Subsidiary, possesses all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct its business, and the Company, including its Subsidiary, has not received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

            (m) Internal Accounting Controls. The Company, including its Subsidiary, maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, and (iii) the recorded amounts for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

            (n) No Material Adverse Breaches, etc. The Company, including its Subsidiary, is not subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company's officers has or is expected in the future to have a Material Adverse Effect. The Company, including its Subsidiary, is not in breach of any contract or agreement which breach, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect.

            (o) Tax Status. To the best of Seller's knowledge, there are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

            (p) Certain Transactions. Except for arm's length transactions pursuant to which the Company, including its Subsidiary, makes payments in the ordinary course of business upon terms no less favorable than the Company could obtain from third parties, none of the officers, directors, or employees of the Company, including its Subsidiary, is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

            (q) Rights of First Refusal. Seller is not obligated to offer the securities offered hereunder on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former stockholders of the Company, underwriters, brokers, agents or other third parties.

            (r) Reliance. Seller acknowledges that Buyer is relying on the representations and warranties made by Seller hereunder and that such representations and warranties are a material inducement to Buyer to purchase the Shares for Buyer. Seller further acknowledges that without such representations and warranties of Seller made hereunder, Buyer would not enter into this Agreement.

            (s) Non-Public Information. Seller confirms that neither she nor any person acting on her behalf has provided Buyer or its agents or counsel with any information that Seller believes constitutes material, non-public information. Seller understands and confirms that Buyer will rely on the foregoing representation in effecting transactions in securities of the Company.

            (t) No Liabilities. Except as set forth in Schedule 2(u), the Company has no liabilities, including undisclosed liabilities, as of the date hereof and will have no such liabilities at Closing.

            (u) SEC Reports. All of the Annual and Quarterly Reports (the "Reports") filed by the Company with the Securities and Exchange Commission were prepared in accordance with applicable requirements, rules and regulations, and did not, at the time they were filed with the SEC, contain any untrue statements of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading. Since the filing of its last SEC Report, the Company has not engaged in any material transactions or been made aware of any transaction or circumstance that has had or could be reasonably expected to have a material adverse effect on the Company.

      4. COVENANTS.

            (a) Best Efforts. Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 5 and 6 of this Agreement.

            (b) Resales Absent Effective Registration Statement. Buyer understands and acknowledges that (i) the Legended Shares are restricted securities and are being delivered with restrictive legends, and (ii) resales of such Shares may not be made unless, at the time of resale, there is an effective registration statement under the Securities Act covering Buyer's resale(s) or an applicable exemption from registration.

            (c) Confidentiality. Except as required by law or judicial process, all information gained by the parties and his affiliates and agents in the course of his due diligence review shall be kept confidential, except to the extent that such information is either:

                  (i) Now publicly known or hereafter becomes public knowledge other than by action of acquirer thereof;

                  (ii) Now known by the respective party independent of any investigations authorized by this Agreement; or

                  (iii) Hereafter is obtained from a third party not under any confidentiality obligation to any party to this Agreement.

      5. CONDITIONS TO SELLER'S OBLIGATION TO SELL.

      The obligation of Seller hereunder to sell the Shares to Buyer at the Closing is subject to the satisfaction, at or before Closing, of each of the following conditions, provided that these conditions are for Seller's sole benefit and may be waived by Seller at any time in his sole discretion:

            (a)  Buyer  shall  have  executed  the  Transaction   Documents  and
delivered them to Seller.

            (b) Buyer shall have delivered the Purchase Price for the Shares to Escrow Agent for further payment to Seller by wire transfer of immediately available U.S. funds pursuant to the wire instructions provided by Seller and shall have authorized the release of the Purchase Price from escrow to Seller.

            (c) The representations and warranties of Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Buyer at or prior to Closing.

      6. CONDITIONS TO BUYER'S OBLIGATION TO PURCHASE.

      The obligation of Buyer hereunder to purchase the Shares at Closing is subject to the satisfaction, at or before the Closing, of each of the following conditions:

                  i. Seller shall have executed an additional mutually agreed upon Transaction Documents and delivered the same to Buyer.

                  ii. Buyer shall have completed its due diligence on the Company and determined, in its sole and absolute discretion, to proceed to close.

                  iii. The representations and warranties of Seller shall be true and correct in all material respects (except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and Seller shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Seller at or prior to Closing.

                  iv. Seller shall have executed and delivered to Buyer the Shares together with stock powers duly endorsed for transfer.

      7. INDEMNIFICATION.

            (a) In consideration of Buyer's execution and delivery of this Agreement and acquiring the Shares hereunder, and in addition to all of Seller's other obligations under this Agreement, Seller shall defend, protect, indemnify and hold harmless Buyer, and each holder of the Shares, and all of his officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Buyer Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Buyer Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by Buyer Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by Seller in this Agreement, or any other certificate, instrument or document contemplated hereby or thereby, or (b) any breach of any covenant, agreement or obligation of Seller contained in this Agreement, or in any other certificate, instrument or document contemplated hereby or thereby executed by Seller. To the extent that the foregoing undertaking by Seller may be unenforceable for any reason, Seller shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

            (b) In consideration of Seller's execution and delivery of this Agreement, and in addition to all of Buyer's other obligations under this Agreement, Buyer shall defend, protect, indemnify and hold harmless the Company, Seller and all of his officers, directors, employees and agents (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Company Indemnitees") from and against any and all Indemnified Liabilities incurred by the Indemnitees or any of them as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by Buyer in this Agreement, or in any other instrument or document contemplated hereby or thereby executed by Buyer, or (b) any breach of any covenant, agreement or obligation of Buyer contained in this Agreement, or any other certificate, instrument or document contemplated hereby or thereby executed by Buyer. To the extent that the foregoing undertaking by Buyer may be unenforceable for any reason, each shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities, which is permissible under applicable law.

      8. GOVERNING LAW: MISCELLANEOUS.

            (a)  Governing  Law.  The  parties  hereto   acknowledge   that  the
transactions contemplated by this Agreement and the exhibits hereto bear a reasonable relation to the State of New York. The parties hereto agree that the internal laws of the State of New York shall govern this Agreement and the exhibits hereto, including, but not limited to, all issues related to usury. Any action to enforce the terms of this Agreement or any of its exhibits shall be brought exclusively in the state and/or federal courts situated in the County and State of New York. Service of process in any action by Buyer to enforce the terms of this Agreement may be made by serving a copy of the summons and complaint, in addition to any other relevant documents, by commercial overnight courier to the Company at its principal address set forth in this Agreement.

            (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause four (4) additional original executed signature pages to be physically delivered to the other party within five (5) days of the execution and delivery hereof.

            (c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

            (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

            (e) Entire Agreement, Amendments. This Agreement supersedes all other prior oral or written agreements between Buyer, Seller and Escrow Agent, his affiliates and persons acting on his behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company, Seller, Escrow Agent, nor Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by the party to be charged with enforcement.

            (f) Notices. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by facsimile;
(iii) three (3) days after being sent by U.S. certified mail, return receipt requested, or (iv) one (1) day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to Seller, to:                    Anchana Chayawatana
                                     2202 The Lakes 123, Ratchadapisek Rd.
                                     Bangkok, THAI 10110
                                     Telephone: (661) 612-1601

If to Buyer, to:                     Darren R. Stevenson
                                     Suite 328, 369 Rocky Vista Park Drive
                                     Calgary, B.C. T3G 5K7
                                     Telephone: (403) 399-2836

With a copy to:                      Gottbetter & Partners, LLP
                                     488 Madison Avenue, 12th Floor
                                     New York, NY 10022
                                     Attn:  Kenneth S. Goodwin
                                     Telephone: 212.400.6900
                                     Facsimile:  212.400.6901

If to the Company, to:               Lam Liang Corp.
                                     Attn: Anchana Chayawatana
                                     2202 The Lakes 123, Ratchadapisek Rd.
                                     Bangkok, THAI 10110
                                     Telephone: (661) 612-1601

If to Escrow Agent, to:              Karen A. Batcher, Esq.
                                     Batcher Zarcone & Baker, LLP
                                     4252 Bonita Road, # 151
                                     Bonita,  CA  91902
                                     Telephone:  619.475.7882
                                     Facsimile:  619.789.6262

      Each party shall provide five (5) days' prior written notice to the other party of any change in address or facsimile number.

            (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and his respective successors and assigns. Neither Seller nor Buyer shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto.

            (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and his respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

            (i) Survival. Unless this Agreement is terminated under Section 8(k), the representations and warranties of Seller and Buyer contained in Sections 2 and 3, the agreements and covenants set forth in Sections 4 and 8, and the indemnification provisions set forth in Section 7, shall survive the Closing for a period of two (2) years following Closing.

            (j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

            (k) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express his mutual intent, and no rules of strict construction will be applied against any party.

            (l) Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, Buyer and Seller will be entitled to specific performance under the Agreement. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.


                    [REMAINDER PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, Buyer, Seller and Escrow Agent have caused this Securities Purchase Agreement to be duly executed as of the date first written above.




SELLER:

By:    /s/ Anchana Chayawatana
    ------------------------------------
Name:  Anchana Chayawatana
Title:


BUYER:

By:    /s/ Darren Stevenson
    ------------------------------------
Name:  Darren R. Stevenson


ESCROW AGENT:

       /s/ Karen Batcher
----------------------------------------
Name:  Karen A. Batcher

                                  SCHEDULE 2(C)

                                 Not applicable.

                                  SCHEDULE 2(G)

                                 Not applicable.

                                  SCHEDULE 2(U)

                                 Not applicable.